Exhibit 2.4

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

eCivis Inc.,

GTY Technology Holdings Inc.,

GTY EC Merger Sub, Inc.

and

eCivis Holders’ Representative

dated September 12, 2018

-i-

Table of Contents

(continued)

-ii-

Table of Contents

(continued)

		Page

7.5	Release of Escrow Amount from Escrow	62
7.6	Exclusive Remedy	63
7.7	Right of Setoff.	63
7.8	Roll-Up Transactions.	64
7.9	Tax Treatment	64

ARTICLE 8 TERMINATION		64

8.1	Termination of Agreement	64
8.2	Effect of Termination	65

ARTICLE 9 DEFINITIONS		66

ARTICLE 10 MISCELLANEOUS		83

10.1	Fees and Expenses	83
10.2	Press Releases and Public Announcements	83
10.3	Entire Agreement	83
10.4	Successors; Assignment; No Third-Party Beneficiaries	83
10.5	Counterparts	83
10.6	Headings	83
10.7	Notices	83
10.8	Governing Law	84
10.9	Amendments and Waivers	85
10.10	Specific Performance	85
10.11	Severability	85
10.12	Construction	84
10.13	Currency	86
10.14	Waiver of Jury Trial	86
10.15	Exclusive Venue	86
10.16	Trust Account Waiver	87
10.17	Non-Recourse	87
10.18	eCivis Holders’ Representative	87
10.19	Waiver of Conflicts	89

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Exhibits and Schedules

Exhibit A	Earnout

Exhibit B	Form of Letter of Transmittal

Exhibit C	Registration Rights

Exhibit D	Form of eCivis Holders Written Consent

Exhibit E	Form of Escrow Agreement

Exhibit F	GTY Equity Incentive Plan

Exhibit G	Form of Lock Up Agreement

Exhibit H	eCivis Holders Entering Restrictive Covenant Agreements

Company’s Disclosure Schedule

GTY’s Disclosure Schedule

-iv-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into on September 12, 2018 by and among eCivis, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY EC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kirk Fernandez, in his capacity as the eCivis Holders’ Representative pursuant to the designation in Section 10.17. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY, and Merger Sub may also be referred to individually herein as a “Party”, and collectively as the “Parties”.

PRELIMINARY STATEMENTS

A.          GTY is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

B.           Prior to the Effective Time, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).

C.           Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).

D.           After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.

E.           Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.

F.           The Company and its Subsidiaries are engaged in the business of providing cloud-based grants management and cost allocation software for state, local and tribal governments and government agencies (the “Business”).

G.          Immediately prior to the Effective Time, the shareholders listed on Section 2.3(a) of the Company’s Disclosure Schedule (collectively, the “eCivis Holders”) will own all of the issued and outstanding shares of Capital Stock of the Company (collectively, the “eCivis Shares”).

H.           The Parties desire that, at the Effective Time, the Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).

I.            For U.S. federal income tax purposes, the Parties intend that the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions qualify as a contribution of eCivis Shares by the eCivis Holders to Holdings described in Section 351(a) of the Code.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

Transactions

1.1           Merger.

(a)          Merger. On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Delaware General Corporation Law, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.

(b)          Effective Time. Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the Delaware General Corporation Law to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the Certificate of Merger (the “Effective Time”).

(c)          Effect of Merger. The Merger shall have the effects set forth herein and in the applicable provisions of Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

(d)          Certificate of Incorporation of the Surviving Company. At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.

(e)          Bylaws of the Surviving Company. At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.

(f)          Directors of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.

(g)          Officers of the Surviving Company. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company, and Holdings shall be the sole stockholder of the Surviving Company, from and after the Effective Time.

1.2           Effect of Merger on Capital Stock. At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, GTY or any eCivis Holder:

(a)          Merger Sub Capital Stock. Each share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.

(b)          eCivis Shares. Each eCivis Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (i) the Pro Rata Portion of the Merger Shares, less the Escrow Shares, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (ii) the Pro Rata Portion of the Cash Consideration, payable to the holder thereof in accordance with the procedures set forth in Section 1.3, (iii) the Pro Rata Portion of the Escrow Shares, if any, that are distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (iv) the Pro Rata Portion of the Purchase Price Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, (v) the Pro Rata Portion of the Cash Escrow Amount, if any, that is distributed to the holder thereof pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, and (vi) the Pro Rata Portion of an amount, if any, equal to the Earnout Amount (which shall be calculated and payable in accordance with Exhibit A) (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of eCivis Shares.

(c)          eCivis Options.

(i)          Each outstanding Option that is unvested as of immediately prior to the Effective Time shall become fully vested and exercisable as of the Effective Time. Each Option that is outstanding and unexercised as of the Effective Time shall be converted into the right to receive, with respect to each eCivis Share subject to such Option, and without interest, an amount equal to the Per Share Merger Consideration applicable to such eCivis Share subject to such Option minus the per-share exercise price of such Option (for the avoidance of doubt, with the Per Share Merger Consideration determined in accordance with Section 1.2(b)), which such amount of Per Share Merger Consideration shall be payable (or issuable) in the forms (i.e., Cash Consideration and Merger Shares, subject to Section 1.3(d)) and at the times set forth in this Agreement as if the holder of such Option was an eCivis Holder. In order to receive the amounts calculated pursuant to this Section 1.2(c), the holder of an Option must deliver a duly executed option cancellation agreement, in such form as mutually agreed by the Company and GTY, prior to the Closing accepting the treatment of such Option as set forth in this Agreement. All consideration pursuant to this Section 1.2(c) shall subject to applicable withholdings pursuant to and in accordance with Section 1.8. The aggregate Per Share Merger Consideration to be paid with respect to Options pursuant to this Section 1.2(c) is referred to herein as the “Closing Option Amount”.

(ii)         Neither the Surviving Company nor GTY will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. The payment of the Closing Option Amount for each Option to each holder of an Option shall be to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding. Prior to the Effective Time, the Company and the board of directors of the Company shall take all actions that may be necessary (under the applicable incentive equity plan and otherwise) to (i) effectuate the provisions of this Section 1.2(c) and (ii) to ensure that, from and after the Effective Time, holders of Options have no rights with respect thereto other than those specifically provided in this Section 1.2(c).

(d)          Dissenting Shares. Notwithstanding the foregoing provisions of this Article 1, any eCivis Shares held by Persons who object to the Merger and comply with the provisions of the Delaware General Corporation Law concerning the rights of holders of eCivis Shares to dissent from the Merger and require appraisal of their eCivis Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Delaware General Corporation Law. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the Delaware General Corporation Law shall receive payment therefor from the Surviving Company in accordance with the Delaware General Corporation Law; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in the Delaware General Corporation Law, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under the Delaware General Corporation Law, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a eCivis Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a eCivis Holder). The Company shall provide GTY prompt written notice of any demands received by the Company for appraisal of eCivis Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the Delaware General Corporation Law that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to the Delaware General Corporation Law shall be entitled to vote his or her eCivis Shares for any purpose or receive payment of dividends or other distributions with respect to his or her eCivis Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).

1.3           Payment and Delivery of Merger Consideration.

(a)          Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the eCivis Holders, for exchange in accordance with this Section 1.3 through the Exchange Agent, sufficient funds and shares of GTY Common Stock in an aggregate amount necessary for the payment of:

(i)          the Cash Consideration, less the Closing Option Amount (which Closing Option Amount GTY shall fund to the Surviving Corporation at the Effective Time), which shall not include any amounts otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter pay to the Exchange Agent any amounts by which the Cash Consideration increases due to any Dissenting Shares becoming eCivis Shares in accordance with Section 1.5; and

(ii)         a number of shares of GTY Common Stock equal to (x) Twenty Million Dollars ($20,000,000), divided by (y) the 30-Day VWAP as of the Closing Date (collectively, the “Merger Shares”), less the Escrow Shares, which Merger Shares shall be subject to the eCivis Holder Lockup Agreement; provided, that the foregoing shall not include any Merger Shares otherwise payable in respect of any Dissenting Shares; provided, further, that GTY will promptly thereafter deliver to the Exchange Agent any Merger Shares due to any Dissenting Shares becoming eCivis Shares in accordance with Section 1.5. For purposes of this Agreement, “30-Day VWAP” means the volume weighted average price of a share of GTY Common Stock, for the 30 trading days immediately prior to the date of calculation (as reported by Bloomberg L.P. or a similar organization and as adjusted for splits, dividends, reorganizations, recapitalizations and the like).

The Cash Consideration and the Merger Shares, are referred to herein, collectively, the “Merger Consideration”. The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Per Share Merger Consideration contemplated to be issued pursuant to Section 1.2(b) out of the Exchange Fund. Except as contemplated by Section 1.3(f) hereof, the Exchange Fund shall not be used for any other purpose.

(b)          At the Effective Time, GTY shall deposit the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Shares shall be treated as owned by the eCivis Holders for U.S. federal, state, local and non-U.S. income Tax purposes, all dividends paid the Escrow Shares will be distributed currently to the eCivis Holders’ Representative (for the benefit of the eCivis Holders), and the eCivis Holders’ Representative (on behalf of the eCivis Holders) will be entitled to exercise all voting rights of the Escrow Shares while the Escrow Shares are held in the Indemnity Escrow Account.

(c)          As promptly as practicable after the Effective Time, GTY shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of eCivis Shares entitled to receive the Per Share Merger Consideration pursuant to Section 1.2(b): (i) a letter of transmittal in the form attached hereto as Exhibit B (which shall specify the delivery of any certificates evidencing the eCivis Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such letter of transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) (which, with respect to the Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of eCivis Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such eCivis Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b).

(d)          To the extent any Person holding eCivis Shares is unable to make the representations and warranties in the letter of transmittal in the form attached hereto as Exhibit B (such eCivis Shares, “Cash-out Shares” and such Persons, “Cash-out Stockholders”), such Cash-out Shares shall not be converted into a right to receive such Cash-out Stockholders’ Pro Rata Portion of the Merger Shares, and instead, such Cash-out Stockholders shall be entitled to receive cash consideration equal to the value of their Pro Rata Portion of the Merger Shares (such cash value based on the 30-Day VWAP of the Merger Shares as of the Closing Date). To the extent applicable, in lieu of receiving their Pro Rata Portion of any Escrow Shares or GTY Common Stock issued in connection with any Earnout Amount, such Cash-out Stockholders shall receive the value of such Escrow Shares or GTY Common Stock in the form of cash.

(e)          No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.

(f)          All Merger Shares issued upon surrender of a Certificate in accordance with the terms of this Section 1.3 (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the eCivis Shares formerly represented by the applicable Certificate.

(g)          No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.

(h)          Any portion of the Exchange Fund that remains undistributed to any holders of eCivis Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of eCivis Shares who have not theretofore complied with this Section 1.3 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of eCivis Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of GTY free and clear of any claims or interest of any Person previously entitled thereto.

(i)          Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, the Surviving Company or any other Person shall be liable to any eCivis Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by GTY, the posting by such Person of a bond, in such reasonable amount as GTY may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the eCivis Shares represented by such lost, stolen or destroyed Certificate shall have been converted.

1.4           Closing Date Statement  No later than two (2) Business Days before the Closing Date, the eCivis Holders’ Representative shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:

(a)          the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and

(b)          the resulting calculation of the Cash Consideration.

1.5           Post-Closing Purchase Price Determination.

(a)          After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the eCivis Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of (i)  Closing Date Cash, and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”). If GTY does not deliver a Purchase Price Adjustment Statement within such 90-day period, the Closing Date Statement shall be the Final Purchase Price Adjustment Statement.

(b)          Following the Closing Date, the Company shall permit the eCivis Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.5. Notwithstanding the foregoing provisions of this Section 1.5(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the eCivis Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.

(c)          If the eCivis Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the eCivis Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the eCivis Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the eCivis Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the eCivis Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the eCivis Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.5(d).

(d)          GTY and the eCivis Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If GTY and the eCivis Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the eCivis Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the eCivis Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the eCivis Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the eCivis Holders’ Representative or any of their respective Affiliates. The eCivis Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the eCivis Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the eCivis Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the eCivis Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the eCivis Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by the GTY and the eCivis Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article I), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the eCivis Holders’ Representative based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the eCivis Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the eCivis Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 7.

(e)          “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Closing Cash Amount as set forth in the Final Purchase Price Adjustment Statement, plus (vi) the Aggregate Option Exercise Price.

1.6           Post-Closing Adjustment Amount.

(a)          The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.

(b)          If the Adjustment Amount is a positive number or zero, then:

(i)          GTY and the eCivis Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the eCivis Holders’ Representative for the benefit of the eCivis Holders; and

(ii)         GTY shall promptly pay to the eCivis Holders’ Representative the Adjustment Amount for the benefit of the eCivis Holders.

(c)          If the Adjustment Amount is a negative number, then GTY and the eCivis Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:

(iii)        to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and

(iv)        if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the eCivis Holders’ Representative the remainder of the Purchase Price Escrow Account, for the benefit of the eCivis Holders.

(d)          To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account.

(e)          Any amounts payable pursuant to this Section 1.6 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to this Section 1.6 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.

(f)          The Parties agree to treat any payment made pursuant to this Section 1.6 as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.

1.7           Escrowed Portion of the Purchase Price. For the purpose of securing the eCivis Holders’ Representative’s obligations under Sections 1.4 and 1.5, at the Closing, GTY shall deliver $50,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to an Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.6.

1.8           Withholding. GTY, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price and the Cash Escrow Amount) such amounts as GTY, the Surviving Company, the Exchange Agent, or any Affiliate thereof shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law; provided, however, that GTY shall provide the eCivis Holders’ Representative with written notice of any such intended withholding at least fifteen (15) days before the making of such payment (other than withholding on amounts properly treated as compensation for U.S. federal income Tax purposes), and GTY shall cooperate in good faith with the eCivis Holders’ Representative to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Body, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding anything in this Agreement to the contrary, any amounts payable pursuant to this Agreement that constitute compensation for U.S. federal income Tax purposes shall be paid through (and any applicable withholding shall be managed through) the Company’s ordinary payroll procedures.

1.9           Closing. The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and eCivis Holders’ Representative may mutually agree in writing (the “Closing Date”).

1.10         Earnout. Subject to the terms and conditions of Exhibit A, after the Closing, the eCivis Holders (including any holder of Options) shall receive the Earnout Amount as additional consideration pursuant to and in accordance with Exhibit A. The Parties agree to treat any Earnout Amount as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES CONCERNING the Company

As an inducement to GTY, Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY, Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:

2.1           Organization, Qualification and Power. Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are materially accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws. No Company Party is in default under or in violation of any provision of its Organizational Documents, and has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.

2.2           Authorization of Transaction. Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

2.3           Capitalization and Subsidiaries; Title to eCivis Shares.

(a)          The eCivis Shares represent one hundred percent (100%) of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such eCivis Shares and the number of eCivis Shares owned by each such Person. All of the eCivis Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the eCivis Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except for options outstanding under the Stock Incentive Plans and except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company. Each eCivis Holder has good and marketable title to, and is the record and beneficial owner of, the eCivis Shares indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, Merger Sub will acquire good and valid title to all of the eCivis Shares, free and clear of all Liens.

(b)          Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.

(c)          Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.

2.4           Non-contravention; Required Consents. Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party, or any eCivis Holder, or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock or assets of any Company Party or any of the eCivis Shares; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any eCivis Holder, any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any eCivis Holder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

2.5           Brokers’ Fees. Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

2.6           Financial Statements; Absence of Certain Changes.

(a)          Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) reviewed balance sheets, statements of operations, stockholders’ deficits and cash flows as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Reviewed Financial Statements”); and (ii) unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the six-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Reviewed Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Reviewed Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.

(b)          The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. No Company Party or independent auditor of any Company Party has identified or been made aware of (i) any significant deficiency or material weakness in the system of preparation of the financial statements utilized by the Company Parties, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing.

(c)          Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and to Company’s Knowledge, no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:

(i)          sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of $50,000, other than sales of inventory in the Ordinary Course of Business;

(ii)         experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of $50,000, whether or not covered by insurance;

(iii)        terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);

(iv)        issued, created, incurred or assumed any Debt involving more than $50,000;

(v)         except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;

(vi)        except for Capital Stock issued pursuant to the exercise of issued and outstanding options granted under the Stock Incentive Plans, issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;

(vii)       except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider, or (D) granted any equity or equity-based awards;

(viii)      made any material commitments outside of the Ordinary Course of Business or in excess of $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;

(ix)         except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;

(x)          taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;

(xi)         (A) entered into any “closing agreement” within the meaning of Code Section 7121 with any Governmental Body with respect to any Tax or Tax Returns of any Company Party; (B) except as required by applicable Law, changed an accounting period of any Company Party with respect to any Tax; (C) filed an amended income or other material Tax Return for any Company Party; (D) made a material Tax election inconsistent with past practices; (E) except as required by applicable Law, changed or revoked any material election with respect to Taxes or Tax Returns of any Company Party; or (F) entered into any agreement with a Governmental Body to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party, other than in the Ordinary Course of Business;

(xii)        collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;

(xiii)       except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;

(xiv)      made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;

(xv)       proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;

(xvi)      entered into any joint venture, partnership or similar arrangement;

(xvii)     entered into or became subject to any power of attorney;

(xviii)    commenced or settled any material Proceeding, other than in the Ordinary Course of Business;

(xix)       revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;

(xx)        abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;

(xxi)       amended, modified, terminated, canceled or permitted to lapse any insurance policies; or

(xxii)      agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.

(d)          The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.

2.7           Undisclosed Liabilities. Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), or (c) those which are not, individually or in the aggregate, material in amount. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.

2.8           Litigation; Legal Compliance; Permits.

(a)          Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.

(b)          There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.

(c)          Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. Except as set forth on Section 2.8 of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges Since January 1, 2015, (i) there has not occurred any default under any Permit by the Company Parties, (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.

(d)          There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.

2.9           Tax Matters. Except as set forth on Section 2.9 of the Company’s Disclosure Schedule:

(a)          The Company Parties have filed all income and other material Tax Returns required to be filed by them, and all such Tax Returns are correct and complete in all material respects. All income and other material Taxes due and payable by the Company Parties (whether or not shown or required to be shown on any Tax Return) have been paid.

(b)          All Taxes of the Company not yet due and payable have been fully accrued on the books of the relevant Company Party, to the extent required in accordance with GAAP.

(c)          The Company Parties are not currently the beneficiaries of any extension of time within which to file any Tax Return to a date after the Closing Date. Since January 1, 2015, no written claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties, other than Permitted Liens.

(d)          Each Company Party has withheld all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person. The Company Parties have remitted and withheld all such Taxes to the proper Governmental Body in material compliance with all applicable Laws.

(e)          No Company Party has ever been a member of any Affiliated Group (other than an Affiliated Group the common parent of which is or was a Company Party).

(f)          No Company Party is liable for Taxes of any other Person (other than a Company Party) as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), other than pursuant to any contractual arrangement that is not primarily related to Tax matters. No Company Party is party to any Tax Sharing Agreements.

(g)          There is no Proceeding in progress, pending, proposed in writing or threatened in writing with respect to any Taxes or Tax Returns of any Company Party. No Company Party has commenced a voluntary disclosure proceeding with a taxing authority in any state, local, or non-U.S. jurisdiction that has not been fully resolved or settled.

(h)          No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is in effect as of the Closing Date.

(i)          No Company Party has engaged in any transaction that could affect the income Tax liability of a Company Party for any Pre-Closing Tax Period not closed by the statute of limitations which is a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)          No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period; (iv) a “closing agreement” within the meaning of Code Section 7121 entered into with any Governmental Body on or prior to the Closing Date.

(k)          No Company Party has made an election (including a protective election) pursuant to Code Section 108(i).

(l)          No Company Party currently uses the cash method of accounting for income Tax purposes.

(m)          The Company has duly elected to be treated as an S corporation pursuant to Code Section 1362(a) and the Laws of each state and other jurisdiction in which the Company or any Subsidiary of the Company conducts business or is subject to Income Taxes. Each of these elections was initially effective as of September 23, 2004 and is currently effective.

(n)          No Company Party has an interest in any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code).

(o)          Notwithstanding anything to the contrary in this Agreement, (i) the representations and warranties in this Section 2.9 and Section 2.16 (solely to the extent related to Taxes) constitute the sole and exclusive representations and warranties of the Company with respect to any Tax matters of the Company Parties and (ii) the eCivis Holders, the eCivis Holders’ Representative and the Company are not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating loss, tax credit, tax basis or other Tax attribute of the Company Parties after the Closing Date.

2.10         Real Property; Personal Property.

(a)          None of the Company Parties own or have ever owned or have or have ever had fee title to any real property.

(b)          Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of the Company or any of its Subsidiaries. No tenant, licensee or other occupant is in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by the tenant, licensee or occupant. Except as set forth on Section 2.10(b) of the Company’s Disclosure Schedule, no consent or approval is required of any party for the consummation of the Transaction under any Company Lease.

(c)          Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.

(d)          Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no Company Party has received any written notice of any pending special levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.

(e)          Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.

(f)          Except as set forth in Section 2.10(f) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.

2.11         Intellectual Property.

(a)          The former and current products, services and operation of the Business have not interfered with, infringed, misappropriated, or otherwise violated and do not interfere with, infringe, misappropriate, or otherwise violate any Intellectual Property rights of any Person in any respect, and no Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To the Knowledge of Company, no Person is interfering with, challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.

(b)          The Company Parties own or have the right to use all Intellectual Property that is used or planned for use in, and material to, the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) patent, trademark, and copyright, in each case registered or for which there is an application to register, (ii) each Internet domain name owned by any Company Party, (iii) each Software which is owned by any Company Party, and (iv) each material Software licensed by any Company Party from a third party (excluding, without limitation, licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000. Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, all the Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule is valid and enforceable. A Company Party is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or to the Knowledge of Company, reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).

(c)          The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties valid and enforceable written assignments of any such Intellectual Property to one of the Company Parties, and the Company has delivered true and complete copies of such assignments to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.

(d)          No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee, contractor or consultant who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body Authority to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.

(e)          All Software set forth on Section 2.11(b)(i) of the Company’s Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions established by the Company Parties or conveyed by the Company Parties to their customers or other transferees, (ii) is operative for its intended purpose free of any material defects or deficiencies and does not contain any Self-Help Code, Unauthorized Code, or similar programs, (iii) have been upgraded as necessary so that they are fully functional in every material respect on currently available platforms, and (iv) have been maintained by the Company Parties on their own behalf or on behalf of their customers and other transferees to their reasonable satisfaction and in accordance with the Company Parties’ contractual obligations to their customers and industry standards. All copies of source and object codes for all such Software are complete and correct except for minor deviations that would not have an adverse effect on the function or use of any of such Software or cause such Software to malfunction. No Person other than the Company Parties possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and has been maintained strictly confidential. None of the Company Parties has any obligation to afford any Person access to any such source code. The Company Parties are in possession of all other material relating to the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.

(f)          Except as set forth on Section 2.11(f) of the Company’s Disclosure Schedule, no Software, product or service of the Company Parties (including any Software, product or service of the Company Parties currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software. All Publicly Available Software used by the Company Parties has been used in its entirety and without modification.

(g)          None of the Company Parties nor any of their consultants has used Publicly Available Software in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor licensed or distributed to any third party any combination of Publicly Available Software and Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.

(h)          The IT Assets are operational, fulfill the purposes for which they were acquired or developed, have security, back-ups and disaster recovery arrangements in place and hardware and Software support, maintenance and trained personnel which are sufficient in all material respects for the current and anticipated future needs of the Business. The Company Parties have disaster recovery and security plans, procedures and facilities and have taken reasonable steps consistent with or exceeding industry standards to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.

(i)          Each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.

(j)          The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.

(k)          The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Company Parties has received any written or oral complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.

(l)          Since January 1, 2012, the Company Parties have been in compliance with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.

(m)          The Company Parties have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.

(n)          The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.

2.12         Material Contracts.

(a)          Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Employee Benefit Plan of the Company Parties):

(i)          each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;

(ii)         each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of $25,000 or the loss of which would material to the Company Parties or the Business;

(iii)        each Real Property Lease;

(iv)        each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;

(v)         each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;

(vi)        each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;

(vii)       each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;

(viii)      each Contract for Debt in excess of $50,000;

(ix)         each collective bargaining agreement with any labor union currently in force and effect;

(x)          each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;

(xi)         each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company Parties;

(xii)        each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of the Company Parties in the Ordinary Course of Business and intellectual property assignment agreement with employees of the Company Parties, in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000;

(xiii)       each current Government Contract and Government Contract Bid;

(xiv)      each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;

(xv)       each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and

(xvi)      any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).

(b)          The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.

2.13         Government Contracts and Bids.

(a)          Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):

(i)          Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;

(ii)         All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.

(iii)        The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.

(iv)        During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.

(v)         No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.

(vi)        There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b) or any state or local equivalent, or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.

(vii)       Neither the Company Parties nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.

(viii)      The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.

(ix)         The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.

(x)          There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.

(xi)         Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.

(xii)        The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.

(xiii)       The Company Parties have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.

(xiv)      No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.

(b)          The Company Parties and their officers, directors, managers, employees, consultants, and agents collectively hold all security clearances necessary for the operation of their business as presently conducted. Section 2.13(b) of the Company’s Disclosure Schedule sets forth a correct and complete list of all security clearances held by the Company Parties and their directors, officers, employees, consultants, or agents. The Company Parties are not aware of any facts that are reasonably likely to give rise to the revocation of any security clearance of the Company Parties or any of their directors, officers, managers, employees, consultants or agents. The Company Parties and their directors, officers, managers, employees, consultants or agents are in compliance in all material respects with applicable facilities and personnel security clearance requirements of the United States, including those specified in the Industrial Security Regulation (DOD 5220.22-R) and the National Industrial Security Program Operating Manual, DOD 5220.22-M.

(c)          The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.

(d)          To the Knowledge of the Company Parties, all former U.S. government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.

2.14         Insurance. Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.

2.15         Employees.

(a)          Except as set forth on Section 2.15(a) of the Company’s Disclosure Schedule none of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties.

(b)          Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all employees of the Company Parties including each employee’s title, position, location, employing entity, and 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), and date of hire. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.

(c)          Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018.

(d)          The Company Parties are in compliance in all material respects with all applicable Laws relating to employment, including but not limited to Laws relating to wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened, concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law, except for instances that, in the context of the Company Parties’ overall workforce, would not be material.

(e)          The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.

(f)          The Company Parties, as applicable, have paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.

(g)          The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.

(h)          The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.

2.16         Employee Benefits.

(a)          Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan” and all such Foreign Benefit Plans are separately identified on Section 2.16(a) of the Company’s Disclosure Schedule.

(b)          With respect to each Company Benefit Plan, and each Foreign Benefit Plan, as applicable, the Company has Made Available in the electronic data room to GTY copies of (i) such Company Benefit Plan or Foreign Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan or Foreign Benefit Plan, a written description of the terms of such plan, (ii) the most recent summary plan description (if any), (iii) the most recent annual report on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the most recent compliance and nondiscrimination tests, (v) the most recent reviewed financial statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Authority.

(c)          With respect to each Company Benefit Plan, including any Foreign Benefit Plan: (i) each has been, in all material respects, maintained, funded, operated, and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan and Foreign Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body.

(d)          Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing with the applicable Governmental Authorities, and (iii) the fair market value of the assets of each Company Benefit Plan, including each Foreign Benefit Plan, the liability of each insurer for each Company Benefit Plan, including each Foreign Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, including each Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan and Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan or Foreign Benefit Plan, and each Company Benefit Plan and Foreign Benefit Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.

(e)          Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f)          No Company Benefit Plan or Foreign Benefit Plan provides health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.

(g)          With respect to the Company Benefit Plans and Foreign Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. The Company Parties have, for purposes of each Company Benefit Plan and Foreign Benefit Plan, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable, except for instances that, in the context of the Company Parties’ overall workforce, would not be material.

(h)          No Company Party has any obligation or commitment to “gross up” any Person with respect to Taxes under Section 409A or 4999 of the Code.

(i)          Except as set forth in Section 2.16(i) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).

(j)          Except for instances that would not, individually or in the aggregate be material, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.

2.17         Environmental, Health, and Safety Matters. Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(a)          The Company Parties and the Business are, and since January 1, 2015 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.

(b)          The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since September 1, 2015. A list of all such Permits is set forth on Section 2.17(b) of the Company’s Disclosure Schedule.

(c)          Since January 1, 2015, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.

(d)          No Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.

(e)          None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.

(f)          There are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.

(g)          Section 2.17(g) of the Company’s Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.

2.18         Affiliate Transactions; Certain Business Relationships. Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any eCivis Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no eCivis Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no eCivis Holder or Affiliate of any eCivis Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.

2.19         Anti-Corruption Laws.

(a)          None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.

(b)          The Company Parties and their respective directors, managers, officers, employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.

2.20         Customers.

(a)          Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.

(b)          The Company Parties maintain good relations with each of their Key Customers, and to the Knowledge of Company no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2016, no Key Customer (A) has canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.

2.21         Suppliers.

(a)          Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.

(b)          The Company Parties maintain good relations with each of their Key Suppliers, and to the Company’s Knowledge no event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2016, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or (E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.

2.22         Accounts Receivable; Notes Receivable; Accounts.

(a)          Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company and its Subsidiaries (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except as set forth in Section 2.22(a) of the Company’s Disclosure Schedule, each of the Accounts Receivable are subject to contracts that require payment within ninety (90) days or fewer of invoice.

(b)          Except as set forth in Section 2.22(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.

(c)          All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.

(d)          Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.

2.23         Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate in all material respects. The minute books of the Company and each of its Subsidiaries contain, in all material respects, accurate records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING GTY

As an inducement to eCivis Holders to enter into this Agreement and to consummate the Transactions, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the eCivis Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:

3.1           Organization, Qualification and Power. Each GTY Party (i) is duly organized or incorporated validly existing and in good standing under the Laws of the State of Delaware, State of Massachusetts or Grand Cayman, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or incorporated or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2           Authorization of Transaction. Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board and the board of directors of Merger Sub have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

3.3           Capitalization.

(a)          The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.

(b)          GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(c)          Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.

3.4           Non-contravention; Required Consents.

(a)          Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.

(b)          There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

3.5           Brokers’ Fees. Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

3.6           SEC Filings; Financial Statements; Absence of Certain Changes.

(a)          GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects. As of the date of this Agreement, neither GTY nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. GTY’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable GTY to comply with, and the appropriate officers of GTY to make all certifications required under, the Sarbanes-Oxley Act.

(b)          Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

3.7           Litigation; Legal Compliance. Except as set forth in Section 3.7 of GTY’s Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.

3.8           Trust Account. As of August 17, 2018, GTY has at least $562,277,933.00 Dollars in a trust account at UBS, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.”

3.9           Internal Accounting Controls. GTY maintains a system of internal accounting controls sufficient to provide reasonable assurance in all material respects that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. GTY has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of GTY to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act. GTY’s “disclosure controls and procedures” are reasonably designed to ensure that material information (both financial and non-financial) relating to GTY required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to GTY’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GTY required by Section 302 of the Sarbanes-Oxley Act with respect to such reports.

3.10         Listing and Maintenance Requirements. GTY’s Common Stock is registered pursuant to the Exchange Act and is listed on NASDAQ, and GTY has taken no action designed to terminate the registration of GTY Common Stock or delisting GTY Common Stock from NASDAQ. Except as set forth on Section 3.10 of the GTY Disclosure Schedule, GTY has not, in the two years preceding the date hereof, received notice (written or oral) from NASDAQ which remains unresolved to the effect that GTY is not in compliance with the listing or maintenance requirements thereof. GTY is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of GTY’s Common Stock on NASDAQ.

3.11         Tax Matters.

(a)          For U.S. federal income tax purposes, since its respective date of formation, each of GTY, Holdings and Merger Sub has been treated as a C corporation.

(b)          None of the GTY Parties has taken or agreed to take any action, nor does any GTY Party have Knowledge of any fact or circumstance, including any agreements, plans or other circumstances that could reasonably be expected to prevent the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions, from being treated as part of an exchange described in Section 351(a) of the Code.

(c)          Holdings is not and will not be immediately following the GTY Merger, the Merger and other transactions to be consummated as part of the Roll-Up Transactions an “investment company” within the meaning of Section 351(e) of the Code and Treasury Regulations Section 1.351-1(c)(1)(ii).

(d)          There is no plan or intention on the part of any GTY Party to redeem or otherwise reacquire any stock or indebtedness to be issued in the proposed transaction. Taking into account any issuance of additional shares of stock, any issuance of stock for services, the exercise of any GTY or Holdings stock rights, warrants, or subscriptions, a public offering of GTY Common Stock and the sale, exchange, transfer by gift, or other disposition of any of the GTY Common Stock to be received in the exchange, the eCivis Holders, and other parties to the Roll-Up Transactions (and, if exercised on or prior to the Closing Date, the holders of GTY Common Stock issued pursuant to the warrants to acquire GTY Common Stock disclosed in GTY SEC Filings filed with the SEC prior to the date hereof) will be in “control” of the Transferee within the meaning of Section 368(c) of the Code.

(e)          Holdings will remain in existence and hold the property transferred to it in a trade or business or as the ownership in a subsidiary engaged in a trade or business.

(f)          There is no plan or intention by any GTY Party to dispose of the transferred property other than in the ordinary course of business.

(g)          GTY and Holdings have no plan or intention to reacquire any of its stock issued in the transaction.

(h)          None of the GTY Parties have a plan or intention to liquidate the Company, to merge the Company with or into another corporation, to sell or otherwise dispose of the stock of the Company except for transfers of stock to corporations controlled by Holdings, or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Company.

ARTICLE 4

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

4.1           General. Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction; provided that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 6.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 6.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.

4.2           Notices and Consents. As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.

4.3           Operation of Business. Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY (not to be unreasonably withheld), the Company shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business, (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar years ending December 31, 2018 and 2019, in an aggregate amount not less than 90% of the budgeted amounts therefor (or the prorated portion thereof for any partial year) under the capital expenditure and operating budgets, each as provided to GTY), (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; provided that GTY may withhold its consent in its sole discretion with respect to any action that would require disclosure pursuant to Section 2.6(c)(i), (v), (vii), (viii), (xiv), (xv) or (xvi); (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 P.M. on the date immediately prior to the Closing Date and (vii) not to take any of the following actions, except in the Ordinary Course of Business:

(a)          collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;

(b)          enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;

(c)          (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;

(d)          issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;

(e)          make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or GAAP;

(f)          commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;

(g)          amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or

(h)          agree or commit to do any of the foregoing.

4.4           Access and Cooperation.

(a)          The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations; provided, further, that the Company may limit access as necessary to protect information that, in the Company’s judgment upon advice from counsel, is attorney-client privileged so long as the Company uses its commercially reasonable efforts to provide such information to the extent it is possible to do so without jeopardizing such privilege.

(b)          All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated June 1, 2018 (the “Confidentiality Agreement”), between GTY and the Company.

(c)          In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.

4.5           Notice of Developments. Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such Party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any Company Party or GTY, or (v) would require any amendment or supplement to any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 7; provided, further, that to the extent such supplement or amendment relates to any matter that occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of (i) the termination of this Agreement and (ii) the Closing Date.

4.6           No Solicitation of Transaction; No Trading.

(a)          The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.

(b)          The Company and eCivis Holders’ Representative acknowledges and agrees that each is aware, and that the Company Parties, the eCivis Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and eCivis Holders’ Representative hereby agree, for themselves and on behalf of the Company Parties, the eCivis Holders and each of their respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.

4.7           SEC Filings.

(a)          As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b)          As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the GTY Shareholders. GTY shall advise the Company and the eCivis Holders’ Representative promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the eCivis Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the eCivis Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.

(c)          At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with eCivis Holders’ Representative, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(d)          The Company and eCivis Holders’ Representative covenant and agree, jointly and severally, that the information (i) relating to the eCivis Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Company, eCivis Holders’ Representative or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.

4.8           Registration Rights. The Parties hereto agree that Exhibit C hereto sets forth the registration rights relating to any GTY Common Stock to be issued to the eCivis Holders hereunder. The eCivis Holders agree to cooperate in good faith with GTY prior to reselling such GTY Common Stock to ensure an orderly disposition that maximizes the value for all holders of GTY Common Stock.

4.9           Investor Presentations. Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.

4.10         Certain Business Relationships. The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing, other than the Company’s office Lease, as set forth in Section 2.10(b) of the Company’s Disclosure Schedule.

4.11         Intentionally Omitted.

4.12         Remaining Stockholder Notices. The Company will, in accordance with applicable Law and its organizational documents, on or before the twentieth (20th) Business Day after the date of this Agreement, mail to any eCivis Holder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of the Delaware General Corporation Law (each, a “Remaining Stockholder”) a request that such eCivis Holder execute the written consent of the eCivis Holders approving the Merger as provided in the Delaware General Corporation Law and that such eCivis Holder waive any appraisal rights of the Delaware General Corporation Law. In connection with such request, the Company will, through its board of directors, recommend to the eCivis Holders approval of the Merger. Approval of this Agreement by the eCivis Holders will not restrict the ability of the Company’s board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited of the Delaware General Corporation Law. Within ten (10) Business Days after the date of this Agreement, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than twenty (20) Business Days after the date of this Agreement.

4.13         Exercise of Company Rights. Upon the request of GTY, the Company or any eCivis Holder, as applicable, shall exercise any rights it may have under the Company’s organizational documents or other agreement among the eCivis Holders to compel the eCivis Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of eCivis Shares or similar rights, in each case, to the extent permitted by applicable Law.

4.14         Financial Statements and Related Information. The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its Subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its Subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.14, the “PCAOB Financial Statements”).

ARTICLE 5

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

5.1           General. Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.

5.2           D&O Indemnification.

(a)          From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.

(b)          For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.

(c)          From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 5.2.

(d)          The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

5.3           Incentive Plan. As promptly as practicable, and in no event more than 60 days, after the Closing, GTY shall establish the GTY Equity Incentive Plan substantially in the form set forth on Exhibit E. Holdings shall reserve and shall register on Form S-8 (or other comparable registration) 500,000 shares pursuant to the GTY Equity Incentive Plan for issuance of restricted stock or other equity-based awards to be granted with time-based or performance-based vesting at or after the Closing to employees who are employed in the Business. Notwithstanding the foregoing, nothing in this Section 5.3 or otherwise in this Agreement shall create any rights in any employee or other Person not a party to this Agreement.

5.4           Other Employee Matters.

(a)          During the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, GTY shall, or shall cause the Surviving Company to, provide to all employees of the Company Parties who are employed by the Company Parties immediately prior to the Closing, to the extent such employees remain employed by the Surviving Company during such period (“Company Employees”), with base salaries or wage rates and target cash bonus opportunities that are consistent with those provided to similarly situated employees of the GTY Parties, and, to the extent accurately disclosed on the Company’s Disclosure Schedule, that are in no event less than their corresponding base salaries or wage rates and target cash bonus opportunities as of immediately prior to the Closing. From and after the Closing Date, GTY shall cause the Surviving Company to provide the Company Employees with employee benefits (including defined contribution retirement and welfare benefits, but excluding retention and change in control bonuses, cash and equity-based long term incentive opportunities, defined benefit pension, and nonqualified retirement benefits) that are consistent with those provided to similarly situated employees of the GTY Parties, and, to the extent accurately disclosed on the Company’s Disclosure Schedule, that are substantially similar in the aggregate to such employee benefits to which such Company Employees were entitled as of immediately prior to the Closing.

(b)          To the extent that service is relevant for purposes of eligibility and vesting and, with respect to vacation or paid-time-off only, benefit accrual, under any employee benefit plan, program or arrangement (other than any equity incentive or defined benefit pension plan) established or maintained by the GTY Parties or by the Surviving Company following the Closing Date for the benefit of Company Employees, such plan, program or arrangement shall credit such Company Employees for service with the Company on and prior to the Closing Date to the same extent and for the same purpose as recognized by the Company prior to the Closing Date, except as would cause a duplication of benefits or coverage for the same period of service. In addition, for the plan year in which the Closing occurs, with respect to any group health plan established or maintained by the GTY Parties or by the Surviving Company following the Closing Date for the benefit of Company Employees, GTY agrees to use commercially reasonable efforts to: (i) waive any pre-existing condition exclusions; and (ii) provide that any covered expenses incurred on or before the Closing Date by any Company Employee or by a covered dependent shall be taken into account for purposes of satisfying applicable deductible coinsurance and maximum out of pocket provisions after the Closing Date.

(c)          Notwithstanding the foregoing, nothing in this Section 5.4, or the foregoing Section 5.3 shall (i) confer upon any Company Employee or any other Person any rights or remedies (including any third-party beneficiary rights) under this Section 5.4, Section 5.3, or this Agreement; (ii) be interpreted or construed to confer upon the Company Employees any right with respect to continuance of employment (or any term or condition of employment) by the GTY Parties or by the Surviving Company, nor shall this Agreement interfere in any way with the right of the GTY Parties or the Surviving Company to terminate any Person's employment at any time and for any or no reason; (iii) interfere in any way with the right of the GTY Parties or the Surviving Company to amend, terminate or otherwise discontinue or modify any or all benefit or compensation plans, programs, agreements, arrangements, practices or policies at any time; or (iv) be deemed to establish, amend, terminate or modify any Company Benefit Plan or any other benefit or compensation plan, program, agreement, arrangement, practice or policy.

5.5           Tax Matters. References to the Company in this Section 5.5 include the Surviving Company.

(a)          Tax Returns.

(i)          The eCivis Holders’ Representative shall (A) at the sole cost and expense of the Company Parties, prepare and timely file, or cause the applicable Company Party to prepare and timely file, all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “Pre-Closing Tax Returns”) and shall pay, or cause the relevant Company Party to pay, all Taxes that are shown as due and payable on any Pre-Closing Tax Return; (B) at the sole cost and expense of the eCivis Holders, prepare all federal, state and local income Tax Returns of the Company for any Pre-Closing Tax Period due after the Closing Date (taking into account all validly obtained extensions) (the “S Corporation Returns”). All S Corporation Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries, to the extent permitted by applicable Law. All Deductions shall be reported on the income Tax Returns of the Company and its Subsidiaries for the taxable period that includes the Closing Date to the maximum extent permitted by applicable Law. Each S Corporation Return shall be submitted to GTY for GTY’s review at least ten (10) Business Days prior to the due date (including extensions) of such Tax Return. The eCivis Holders’ Representative will consider in good faith all reasonable comments made by GTY and received by the eCivis Holders’ Representative no later than five (5) Business Days prior to filing. GTY shall cause the Company Parties to execute and file all S Corporation Returns prepared by the eCivis Holders’ Representative in accordance with this Section 5.5(a).

(ii)         GTY shall cause the relevant Company Party to prepare and timely file, all Tax Returns (other than S Corporation Returns) of the Company Parties which are first due after the Closing Date (taking into account all validly obtained extensions) (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return relates to a Pre-Closing Tax Period or a Straddle Period (each, a “Buyer Return”), such Tax Return shall be prepared in a manner consistent with existing procedures and practices and accounting methods (unless otherwise required by Law). Each Buyer Return shall be submitted by GTY to the eCivis Holders’ Representative (together with schedules, statements and supporting documentation) for the eCivis Holders’ Representative’s review and approval at least twenty (20) Business Days prior to the due date (including extensions) of such Buyer Return. If the eCivis Holders’ Representative objects to any item on any such Buyer Return, it will, within twenty (20) days after delivery of such Buyer Return, notify GTY in writing it so objects. If a notice of objection is duly delivered, GTY and the eCivis Holders’ Representative will negotiate in good faith and use their reasonable best efforts to resolve such items. If GTY and the eCivis Holders’ Representative are unable to reach such agreement within ten (10) Business Days after receipt by GTY of such notice, the disputed items will be resolved by the Accounting Arbitrator in accordance with the provisions of Section 1.5(d), and any determination by the Accounting Arbitrator will be final and binding on the Parties for purposes of the indemnification provisions of this Agreement (except to the extent of any subsequent adjustment by a taxing authority). The Accounting Arbitrator will resolve any disputed items within twenty (20) days of having the item referred to it (or as soon as practicable thereafter) pursuant to such procedures as it may require. If the Accounting Arbitrator is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return will be filed as prepared by GTY and then amended to reflect the Accounting Arbitrator’s resolution. The costs, fees and expenses of the Accounting Arbitrator will be allocated by GTY and the eCivis Holders’ Representative in the same method as set forth in Section 1.5(d).

(b)          Cooperation. GTY, Holdings, the Company, and the eCivis Holders’ Representative shall, upon receiving a written request from the other party, (i) reasonably assist with the preparation and timely filing of any Tax Return of any Company Party for a taxable period or portion thereof that ends on or prior to the Closing Date; (ii) reasonably assist in any audit of other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest) that involves a taxable period or portion thereof ending on or prior to the Closing Date; (iii) reasonably make available any information, records or other documents relating to any Taxes or Tax Returns of any Company Party in such Person’s possession; (iv) provide any information necessary and reasonably requested by GTY in writing to allow GTY or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; (v) reasonably assist with obtaining any Tax Refunds; (vi) make employees available on a mutual convenient basis to provide explanation of any materials provided hereunder; and (vii) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax. The requesting party of information pursuant to this Section 5.5(b) will reimburse the other party for all reasonable out-of-pocket expenses related to such cooperation.

(c)          Straddle Period. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement will be:

(i)          in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(ii)         in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period; provided, however, that any exemptions, allowances or deductions that are determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.

(d)          Post-Closing Covenants. Without the prior written consent of the eCivis Holders’ Representative (which shall not be unreasonably withheld, delayed, or conditioned), GTY (or any Affiliate thereof, including Holdings) shall not and shall not cause any Company Party or any of their Subsidiaries or Affiliates to (i) amend, refile or modify any Tax Return for a Pre-Closing Tax Period or Straddle Period; (ii) file a Tax Return for a Pre-Closing Tax Period or Straddle Period in a jurisdiction where the Company, the GTY Surviving Company, the Surviving Company or any of their Subsidiaries, as applicable, did not file such Tax Return for such period, (iii) make any voluntary disclosures with respect to Taxes of any Company Party or any of their Subsidiaries for a Pre-Closing Tax Period or Straddle Period, change any accounting method or adopt any convention that shifts taxable income of any Company Party or their Subsidiaries from a period beginning (or deemed to begin) after the Closing Date to a taxable period (or portion thereof) ending on or prior to the Closing Date or shifts deductions or losses of any Company Party or any of their Subsidiaries from a taxable period (or portion thereof) beginning on or prior to the Closing Date to a period beginning (or deemed to begin) after the Closing Date. None of Holdings, GTY or any of their respective Subsidiaries or Affiliates shall make or cause to be made an election under Section 336 or Section 338 of the Code or any similar provision of foreign, state or local law in respect of the Transaction.

(e)          Transfer Taxes. All federal, state, local, or non-U.S. transfer, excise, documentary, sales, use, ad valorem, stamp, registration, value added, registration, recording, property and other such Taxes or fees (including any related penalties and interest) applicable to, imposed upon, or incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) (“Transfer Taxes”) will be borne and timely paid 50% by GTY and 50% by the eCivis Holders when due. The eCivis Holders’ Representative will prepare and timely file any Tax Return or other document with respect to such Transfer Taxes or fees (and GTY and Holdings will execute any such Tax Returns to the extent required under applicable Law).

(f)          Tax Refunds.

(i)          Subject to Section 5.5(f)(iii), all refunds of Taxes (refunds of Transfer Taxes shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.5(e)) of any Company Party for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.5(c)) (whether in the form of cash received from the applicable Governmental Body or a direct credit or offset against Taxes) and any interest received thereon, including overpayments of estimated Tax (each, a “Tax Refund”) shall be for the account of the eCivis Holders.

(ii)         Promptly upon the written request by the eCivis Holders’ Representative, GTY will cause the relevant entity (e.g., Holdings, GTY, a Company Party or any of their Subsidiaries or Affiliates) to file for any such Tax Refund. Promptly upon receipt by the Surviving Company, GTY or any of their Affiliates or Subsidiaries of any such Tax Refund, GTY shall pay the amount of such Tax Refund (without interest other than interest received from the Governmental Body), net of (i) any Taxes imposed on the Surviving Company, GTY or any of their Affiliates or Subsidiaries that would not have been so imposed but for the receipt of such Tax Refund; and (ii) any reasonable, out-of-pocket expenses that GTY, a Company Party, or any of their Affiliates incurred in obtaining such Tax Refund. The net amount due to the eCivis Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit or offset, ten (10) days after filing the Tax Return claiming such credit or offset).

(iii)        Nothing in this Section 5.5(f) shall require that GTY make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY or the applicable Company Party) that is with respect to (A) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date); or (B) any Tax Refund in respect of a Tax which was paid by GTY, any Company Party or their respective Affiliates after the Closing Date to the extent (i) the eCivis Holders have not indemnified and will not indemnify GTY or any Company Party for such Taxes and (ii) such Tax did not reduce the Merger Consideration.

(iv)        The Parties agree to treat any payment made pursuant to this Section 5.5(f) as an adjustment to the Merger Consideration for U.S. federal, state, local and non-U.S. income Tax purposes.

(g)          Tax Contests.

(i)          Except with respect to any income Taxes or income Tax Return of any Company Party for a Pre-Closing Tax Period (a “Pre-Closing Income Tax Matter”) GTY shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes or Tax Returns of any Company Party or that could impact the determination of any Tax Refund (a “Tax Contest”); provided, however, that the eCivis Holders’ Representative, at the sole cost and expense of the eCivis Holders, shall have the right to participate in any such Tax Contest to the extent it relates to a Pre-Closing Tax Period or Straddle Period or a Tax Refund (each, a “Buyer Contest”). GTY shall not settle any Buyer Contest without the prior written consent of the eCivis Holders’ Representative (not to be unreasonably withheld, delayed, or conditioned). GTY agrees to give prompt written notice to the eCivis Holders’ Representative of the receipt of any written notice by GTY, Holdings, any Company Party or any of their respective Subsidiaries or Affiliates which relates to a Buyer Contest or a Pre-Closing Income Tax Matter. At the request of the eCivis Holders’ Representative, GTY shall deliver to the eCivis Holders’ Representative copies of all relevant notices and documents (including court papers) received by GTY, the Company, the Surviving Company or any of their Affiliates or Subsidiaries in connection with such Tax Contest. In the event of a conflict between Section 7.3(b) and this Section 5.5(g), this Section 5.5(g) controls with respect to all Tax Contests.

(ii)         With respect to a Tax Contest that is a Pre-Closing Income Tax Matter, the applicable GTY Party shall execute a power of attorney so as to allow the eCivis Holders’ Representative to control such Tax Contest at the sole expense of the eCivis Holders’ Representative (on behalf of the eCivis Holders); provided, however, that GTY shall have the right to participate in any such Tax Contest at its sole expense. The eCivis Holders’ Representative shall not settle any such Tax Contest without the prior written consent of GTY (not to be unreasonably withheld, delayed or conditioned).

(h)          Post-Closing Taxes. Notwithstanding anything in this Agreement to the contrary, the eCivis Holders shall not be responsible for, and shall not have any indemnification obligations hereunder with respect to, any Taxes of any Company Party (including the Surviving Company) that are attributable to a taxable period or portion of a Straddle Period beginning after the Closing Date other than Taxes subject to indemnification pursuant to Section 7.1(a) (subject to the limitations on indemnification in Article 7) that are attributable to a breach of a representation or warranty contained in Sections 2.9(j), (k) or (l).

(i)          Tax Treatment. For U.S. federal and state income tax purposes, the Parties to this Agreement intend to treat the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions as a contribution of eCivis Shares by the eCivis Holders to Holdings described in Section 351(a) of the Code (the “Tax Treatment”). Notwithstanding anything herein to the contrary, each Party to this Agreement hereby acknowledges and agrees that (i) such Party will not take any position on any Tax Return, or take any other Tax reporting position or action, that is inconsistent with the Tax Treatment, except as otherwise required by a “determination” as defined in Code Section 1313; and (ii) such Party will use its best efforts (A) to cause the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions to be treated as a transaction described in Section 351(a) of the Code, and (B) to not take or permit any of its Subsidiaries or Affiliates to take any action that could reasonably be expected to prevent or impede the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions from being treated as part of a transaction described in Section 351(a) of the Code.

ARTICLE 6

CONDITIONS TO OBLIGATION TO CLOSE

6.1           Conditions to Obligations of eCivis Holders and GTY Parties. The obligations of the Company, GTY and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:

(a)          the Registration Statement shall have been declared effective by the SEC;

(b)          the Required Vote shall have been obtained;

(c)          there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part; and

(d)          the GTY Share Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account; and

(e)          the GTY Merger has been declared effective.

6.2           Conditions to Obligations of GTY and Merger Sub. The obligations of each of GTY and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:

(a)          Each of the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations, which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);

(b)          each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;

(c)          there shall not have been a Material Adverse Effect with respect to any eCivis Holder, any Company Party or the Business;

(d)          eCivis Holders’ Representative shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;

(e)          the Consents or Permits set forth in Section 6.2(e) of the Company’s Disclosure Schedule shall have been obtained;

(f)          eCivis Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by eCivis Holders’ Representative and the Escrow Agent;

(g)          each eCivis Holder shall have delivered to GTY a duly executed eCivis Holder Lockup Agreement;

(h)          the Company shall have deliver to GTY: (A) notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date, together with written authorization for GTY to deliver such notice to the IRS on behalf of the Company after the Closing and (B) an affidavit, dated as of the Closing Date, duly executed by an officer of the Company under penalties of perjury, stating that the Company is not and has not in the period described in Code Section 897(c)(1)(A)(ii) been a United States real property holding corporation, and in form and substance required under Treasury Regulation Section 1.897-2(h);

(i)          eCivis Holders’ Representative shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for the Company;

(j)          eCivis Holders’ Representative shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company Disclosure Schedule;

(k)          eCivis Holders’ Representative shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;

(l)          eCivis Holders’ Representative shall have delivered to GTY the executed employment agreement of James Ha, in a form reasonably acceptable to GTY;

(m)          eCivis shall have delivered to GTY the executed restrictive covenant agreement of those persons identified in Exhibit H, in a form reasonably acceptable to GTY;

(n)          no more than 5% of the eCivis Shares shall be Dissenting Shares;

(o)          no more than 5% of the eCivis Shares shall be Cash-out Shares;

(p)          the eCivis Holders entitled to approve and adopt this Agreement shall have approved and adopted this Agreement pursuant to a written consent in the form attached hereto as Exhibit D (the “eCivis Holder Consent”) by 12:00 p.m. EDT on the day after the date of this Agreement;

(q)          GTY has received PCAOB Financial Statements of the Company in a form and substance reasonably satisfactory to GTY;

(r)          The Roll-Up Transactions have closed or will close substantially simultaneously with the Closing; and

All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.

6.3           Conditions to Obligations of the Company. The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:

(a)          all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);

(b)          each of GTY and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;

(c)          GTY shall have delivered to eCivis Holders’ Representative a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;

(d)          GTY shall have issued and delivered the Merger Shares (less the Escrow Shares) and Cash Consideration, less the Closing Option Amount, to the Exchange Agent;

(e)          GTY shall have deposited the Escrow Shares with the Escrow Agent;

(f)          GTY shall have deposited the Purchase Price Escrow Amount and the Cash Escrow Amount with the Escrow Agent;

(g)          GTY shall have delivered to eCivis Holders’ Representative the Escrow Agreement executed by GTY and the Escrow Agent; and

(h)          GTY shall have delivered to the applicable counterparties thereto duly executed copies of the Employment Agreements.

All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the eCivis Holder Representative.

ARTICLE 7

REMEDIES FOR BREACHES OF THIS AGREEMENT

7.1           Indemnification.

(a)          Indemnification by eCivis Holders. Effective at and after the Closing, subject to the terms and conditions of this Article 7, the eCivis Holders, acting through eCivis Holders’ Representative, shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any eCivis Holder, eCivis Holders’ Representative or any Company Party in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any eCivis Holder, eCivis Holders’ Representative or any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the eCivis Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the Final Cash Consideration, (v) any Indemnified Taxes, and (vi) any Third Party Claim (other than a Third party Claim in respect of Taxes) related to the foregoing that alleges facts, that, if true, would entitle the GTY Indemnitees to recovery under this Article 7 (collectively, the “GTY Indemnifiable Matters”). eCivis Holders and eCivis Holders’ Representative acknowledge and agree that no eCivis Holder or controlling Affiliate of any eCivis Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2 of this Agreement) with respect to any Loss paid by the eCivis Holders pursuant to this Article 7.

(b)          Indemnification by GTY. Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY shall indemnify and hold harmless each eCivis Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “eCivis Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any Ancillary Agreement or (iii) any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the eCivis Holder Indemnitees to recovery under this Article 7 (collectively, the “eCivis Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).

7.2           Limitations on Indemnification.

(a)          Survival.

(i)          The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations (other than those set forth in Section 2.9) shall survive indefinitely, (ii) the representations and warranties set forth in Sections 2.9 and 3.11 shall survive until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter thereof, and (iii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.

(ii)         The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms; provided that the covenants and other agreement contained in Section 5.5 and the indemnification obligations in Section 7.1(a)(v) shall survive and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).

(iii)        Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.

Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved.

(b)          Threshold. Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $250,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold, subject to Section 7.2(d); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties; provided, however, that no amount shall be payable by any Indemnifying Party for Losses arising under, related to or in connection with Section 7.1(a)(i) or Section 7.1(b)(i) which individually or in the aggregate with all other related Losses do not exceed $10,000.

(c)          Liability Cap. $5,000,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided, that the foregoing limitation shall not apply in respect of any Losses relating to (i) any breach of or inaccuracy in any Fundamental Representation, (ii) any intentional or fraudulent breaches of any representations or warranties or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $7,500,000 (inclusive of the $5,000,000 amount described above); provided, further, that the maximum aggregate liability for all GTY Indemnifiable Matters shall not exceed the Merger Consideration plus any Earnout Amount actually paid to the eCivis Holders (except with respect to claims based on fraud or intentional misrepresentation).

7.3           Notice of Loss; Third-Party Claims.

(a)          If a GTY Indemnitee or a eCivis Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(b)          If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:

(i)          the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;

(ii)         the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and

(iii)        the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.

Notwithstanding anything to the contrary in this Section 7.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 7.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.

(c)          To the extent that there is an inconsistency between Section 7.3 and Section 5.5 as it relates to a Tax matter, the provisions of Section 5.5 shall govern.

7.4           Other Indemnification Matters.

(a)          For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(x)), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.

(b)          For purposes of determining the amount of any Loss for which indemnification is provided by an Indemnifying Party, the amount of such Loss shall be reduced by the Indemnification Tax Benefits actually realized, if any, by an Indemnified Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses in the year in which such Loss occurs or the subsequent two taxable years. If an Indemnified Party realizes an Indemnification Tax Benefit in any of the two years following the occurrence of such Loss, the Indemnified Party shall pay the Indemnifying Party the amount of such Indemnification Tax Benefit. For this purpose, a Person shall be deemed to recognize a Tax benefit (“Indemnification Tax Benefit”) with respect to a taxable year if, and to the extent that, the Person’s liability for Taxes for such taxable year, calculated by excluding any Tax items attributed to the Losses, exceeds the Person’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Losses.

7.5           Release of Escrow Amount from Escrow.

(a)          Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the eCivis Holders pursuant to this Article 7, the Escrow Agent shall, upon the receipt of a joint written instruction from GTY and the eCivis Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 60% of such Loss and the number of Escrow Shares equal to the lesser of:

(i)          that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 40% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and

(ii)         that number of Escrow Shares then held in the Escrow Account equal to (A) the amount of 40% the Loss divided by (B) $10.00, in each case, subject to the Escrow Agreement.

Notwithstanding, the foregoing, the eCivis Holders shall have the right, but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Escrow Account and delivered to such GTY Indemnitee in respect of such Loss.

(b)          Concurrently with any such transfer of Escrow Shares to any GTY Indemnitee, eCivis Holders’ Representative shall take all actions reasonably requested by GTY to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated) and related transfer powers and indemnities by the eCivis Holders to the GTY Indemnitees and providing customary representations as to organization, existence and good standing of the eCivis Holders, the legal right and requisite power and authority of the eCivis Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each eCivis Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer, the GTY Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. eCivis Holders’ Representative hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 7.5, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely.

7.6           Exclusive Remedy. Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.

7.7           Right of Setoff. GTY shall have the right to withhold and setoff against any amount due to the eCivis Holders or any of their Affiliates hereunder or payment of Losses to which the GTY Indemnitees are entitled to under this Agreement. Neither the exercise nor the failure to exercise such rights of setoff will constitute an election of remedies or limit GTY in any manner in the enforcement of any other remedies that may be available to it.

7.8           Roll-Up Transactions. The Company and the eCivis Holders’ Representative acknowledge and agree that GTY and Merger Sub are not making any representations or warranties with respect to the Persons that are party to the Roll-Up Transactions (except as set forth in Section 3.11), and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the eCivis Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law), nor shall the Company or eCivis Holders or eCivis Holders’ Representative have any obligations or liabilities of any kind with respect to the Roll-Up Transactions, including any direct or indirect allocation of expenses or liabilities in connection therewith other than, in each case, in their capacity as a holder of shares of GTY Common Stock.

7.9           Tax Treatment. Any indemnification payments under this Article 7 shall be treated for Tax purposes as an adjustment to the Merger Consideration for federal, state, local and non-U.S. income Tax purposes.

ARTICLE 8

TERMINATION

8.1           Termination of Agreement. This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 6.1(b), as follows:

(a)          by mutual written consent of each Party;

(b)          by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)          by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;

(d)          by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;

(e)          by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account is less than the Necessary Cash Amount;

(f)          by GTY, (i) if any eCivis Holder or eCivis Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any eCivis Holder becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any eCivis Holder, any Company Party or the Business;

(g)          by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY or Merger Sub becomes become untrue), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by eCivis Holders’ Representative to the breaching Party; provided, that no eCivis Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;

(h)          by GTY, if the eCivis Holder Consent shall not have been executed and delivered to GTY by 12:00 p.m. EDT on the day after the date of this Agreement; or

(i)          by GTY if the Company does not deliver to GTY the PCAOB Financial Statements on or before December 31, 2018.

8.2           Effect of Termination.

(a)          If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.

(b)          Limited Expense Reimbursement.

(i)          In the event this Agreement is terminated, other than pursuant to Section 8.1(a), Section 8.1(b) and, at the time of such termination, the Company’s failure to fulfill, or the Company’s Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date, Section 8.1(d), Section 8.1(f), Section 8.1(h) or Section 8.1(i), GTY shall promptly reimburse, by wire transfer of immediately available funds, up to 50% of the Company’s Transaction Expenses; provided, however, GTY shall not be required to provide reimbursement under this Section 8.2(b) for any amounts in excess of $400,000 (the “Expense Reimbursement Payment”).

(ii)         Each of the Parties hereto agrees that if this Agreement is terminated and the Expense Reimbursement Payment is due and payable, the Expense Reimbursement Payment shall be the sole and exclusive remedy of the Company and its Affiliates and all direct and indirect equityholders (whether at law, in equity, in contract, in tort or otherwise) against the GTY Parties and any of their respective direct or indirect, former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees (each, a “GTY Related Party”) for any breach of this Agreement by any GTY Party or any Adverse Consequences suffered hereunder or under any other agreement executed in connection with the transactions contemplated hereby; provided that nothing in this Section 8.2(b)(ii) will limit the right of the Company and its Affiliates to bring or maintain, or receive damages in, any Action against a GTY Related Party arising out of or in connection with any breach of the Confidentiality Agreement. Subject to the proviso to the immediately preceding sentence, upon the Company’s receipt of full payment of the Expense Reimbursement Payment, (i) no GTY Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (ii) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any Action against any GTY Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (iii) the Company shall cause any Proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company against any GTY Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of the Expense Reimbursement Payment. The Company shall not be entitled to collect the Expense Reimbursement Payment on more than one occasion.

(iii)        Each of the Parties hereto acknowledges that the Expense Reimbursement Payment, as and when payable pursuant to this Section 8.2, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which such amount is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

ARTICLE 9

DEFINITIONS

“Accounting Arbitrator” has the meaning set forth in Section 1.5(d).

“Accounts Receivable” has the meaning set forth in Section 2.22(a).

“Acquisition Proposal” has the meaning set forth in Section 4.6(a).

“Additional GTY Filings” has the meaning set forth in Section 4.7(b).

“Adjustment Amount” has the meaning set forth in Section 1.6(a).

“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, or unitary group.

“Aggregate Option Exercise Price” means the sum of the total exercise prices for all Options issued and outstanding immediately prior to the Closing.

“Agreement” has the meaning set forth in the preface of this Agreement.

“Ancillary Agreements” means the Escrow Agreement, the eCivis Holder Lockup Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.

“Bid” has the meaning set forth in Section 2.13(a).

“Breach Notice” has the meaning set forth in Section 7.3(a).

“Business” has the meaning set forth in the preliminary statements to this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.

“Buyer Contest” has the meaning set forth in Section 5.5(g).

“Buyer Return” has the meaning set forth in Section 5.5(a)(ii).

“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.

“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, plus (v) the Estimated Closing Cash Amount, plus (vi) the Aggregate Option Exercise Price.

“Cash Escrow Amount” means $3,000,000.

“Cash Purchase Price” means $30,000,000.

“Cash-out Shares” has the meaning set forth in Section 1.3(d).

“Cash-out Stockholders” has the meaning set forth in Section 1.3(d).

“Certificate of Merger” has the meaning set forth in Section 1.1(a).

“Certificates” has the meaning set forth in Section 1.3(c).

“Closing” has the meaning set forth in Section 1.9.

“Closing Date” has the meaning set forth in Section 1.9.

“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.

“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date.

“Closing Date Statement” has the meaning set forth in Section 1.4.

“Closing Form 8-K” has the meaning set forth in Section 4.7(c).

“Closing Option Amount” has the meaning set forth in Section 1.2(c)(i).

“Closing Press Release” has the meaning set forth in Section 4.7(c).

“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.

“Company” has the meaning set forth in the preliminary statements to this Agreement.

“Company Benefit Plan” has the meaning set forth in Section 2.16(a).

“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.

“Company Employees” has the meaning set forth in Section 5.4(a).

“Company Government Contract” has the meaning set forth in Section 2.13(a).

“Company Government Subcontract” has the meaning set forth in Section 2.13(a).

“Company Parties” means, collectively, the Company and each of its Subsidiaries.

“Confidentiality Agreement” has the meaning set forth in Section 4.4(b).

“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.

“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.

“Covered Persons” has the meaning set forth in Section 5.2(a).

“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any transaction-related bonuses, (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, (j) amounts accrued (or that should have been accrued) in respect of unused vacation time or paid time off, unpaid bonuses or commissions related to the period prior to the Closing, together with the employer portion of any payroll taxes due in connection with the foregoing, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (j) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties and (k) any net income Tax liability of Holdings, GTY, any Company Party or their respective Affiliates (determined on a “with” and “without” basis) in a Post-Closing Tax Period attributable to any prepaid “unearned revenue” or similar item actually received by a Company Party in a Pre-Closing Tax Period and included in Closing Date Cash but subject to income Tax in a Post-Closing Tax Period. For the avoidance of doubt, Debt shall exclude all Taxes other than Taxes described in clause (k).

“Deductions” means all U.S. federal, state and local income Tax deductions related to the exercise or payment of Company options, payment of employee bonuses, payment under deferred compensation arrangements, payment of any investment banking (or other advisory) fees, and other deductible Transaction Expenses and amounts included in Debt and payments made by or on behalf of the Company and its Subsidiaries, in each case in connection with the Transaction.

“Designated Courts” has the meaning set forth in Section 10.15.

“Disclosure Schedule” means the respective disclosure schedules of (a) GTY and (b) eCivis Holders, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to GTY prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.

“Disputed Amounts” has the meaning set forth in Section 1.5(c).

“Dissenting Shares” has the meaning set forth in Section 1.2(d).

“Dissenting Stockholders” has the meaning set forth in Section 1.2(d).

“DOJ” means the United States Department of Justice.

“Earnout Amount” has the meaning set forth on Exhibit A.

“eCivis Holder Consent” has the meaning set forth in Section 6.2(p).

“eCivis Holder Indemnifiable Matter” has the meaning set forth in Section 7.1(b).

“eCivis Holder Indemnitees” has the meaning set forth in Section 7.1(b).

“eCivis Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit G attached hereto.

“eCivis Holders” has the meaning set forth in the preliminary statements.

“eCivis Holders’ Representative” has the meaning set forth in Section 10.17.

“eCivis Shares” has the meaning set forth in the preliminary statements.

“Surviving Company” has the meaning set forth in Section 1.1.

“Effective Time” has the meaning set forth in Section 1.1(a).

“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.

“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Wilmington Trust, National Association, a national association.

“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit E, by and among GTY, eCivis Holders’ Representative and the Escrow Agent.

“Escrow Shares” means a number of Merger Shares equal to (i) $2,000,000, divided by (ii) the 30-Day VWAP as of the Closing Date.

“Estimated Closing Cash Amount” has the meaning set forth in Section 1.4(a).

“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.4(a).

“Exchange Agent” has the meaning set forth in Section 1.3(a).

“Exchange Fund” has the meaning set forth in Section 1.3(a).

“Final Cash Consideration” has the meaning set forth in Section 1.5(e).

“Financial Reporting Manual” shall mean the SEC Financial Reporting Manual dated as of December 1, 2017.

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).

“FTC” means the United States Federal Trade Commission.

“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to eCivis Shares), 2.4(a), 2.4(c) and 2.4(d) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters), 2.18 (Affiliate Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).

“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Goods” has the meaning set forth in Section 2.21(a).

“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.

“GTY” has the meaning set forth in the preface of this Agreement.

“GTY Board” means the board of directors of GTY.

“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.

“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.

“GTY Common Stock” means the common shares of Holdings.

“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit F attached hereto.

“GTY Indemnifiable Matter” has the meaning set forth in Section 7.1(a).

“GTY Indemnitees” has the meaning set forth in Section 7.1(a).

“GTY Merger” has the meaning set forth in the preliminary statements.

“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including Merger Sub and the Surviving Company and its Subsidiaries from and after the Closing.

“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.

“GTY Prepared Returns” has the meaning set forth in Section 5.5(a)(ii).

“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.

“GTY Share Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement or pursuant to the rules and regulations of the SEC) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement or pursuant to rules and regulations of the SEC.

“GTY Shareholder Meeting” means an extraordinary general meeting of GTY for the GTY Shareholders to vote on the GTY Shareholder Voting Matters.

“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing GTY Shareholders with the opportunity to elect to effect a GTY Share Redemption; (e) the GTY Merger; and (f) any other proposals submitted to the vote of GTY Shareholders in the Proxy Statement.

“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.

“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.

“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof (including the roof, foundation and structural elements).

“Indemnifiable Matter” has the meaning set forth in Section 7.1(b).

“Indemnification Tax Benefit” has the meaning set forth in Section 7.4(b).

“Indemnified Party” has the meaning set forth in Section 7.3(a).

“Indemnifying Party” has the meaning set forth in Section 7.3(a).

“Indemnified Taxes” means without duplication, any of the following Taxes:

(i)          All Taxes of any eCivis Holder;

(ii)         All Taxes of any Company Party (other than Transfer Taxes) for any Pre-Closing Tax Period or portion of any Straddle Period ending on the Closing Date, including Taxes imposed on a Company Party as a transferee or successor, by contract or pursuant to any Laws, which Taxes relate to an event or transaction occurring prior to the Closing;

(iii)        The eCivis Holders allocable share of all Transfer Taxes as determined under Section 5.5(e); and

(iv)        All Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any Tax Refund (whether as cash or a credit or offset against Taxes otherwise payable) that gave rise to a payment to, or for the benefit of the eCivis Holders, under Section 5.5(f).

Notwithstanding anything in this Agreement to the contrary, Indemnified Taxes shall exclude (i) Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business, (ii)  GTY’s share of any Transfer Taxes as determined under Section 5.5(e), (iii) Taxes that are attributable to a breach by Holdings, GTY, Merger Sub, or any of their Affiliates of any covenant or agreement contained herein, (iv) Taxes attributable to the failure of the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-Up Transactions to qualify as a contribution of eCivis Shares by the eCivis Holders to Holdings in a transaction described in Section 351(a) of the Code and (v) Taxes included in Debt.

“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit (i) the Escrow Shares and (ii) the Cash Escrow Amount.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.

“Interim Financial Statements” has the meaning set forth in Section 2.6(a).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.

“Key Customers” has the meaning set forth in Section 2.20(a).

“Key Suppliers” has the meaning set forth in Section 2.21(a).

“Knowledge” means (a) in the case of the Company, the knowledge of James Ha and Justin Kerr, after due inquiry; and (b) in the case of GTY or Merger Sub, the knowledge of Harry You and Carter Glatt, after due inquiry.

“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.

“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.

“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.

“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.

“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.

“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.

“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).

“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.

“Merger” has the meaning set forth in the preliminary statements.

“Merger Consideration” has the meaning set forth in Section 1.3(a).

“Merger Shares” has the meaning set forth in Section 1.3(a)(ii).

“Merger Sub” has the meaning set forth in the preface of this Agreement.

“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.

“Necessary Cash Amount” means $325,000,000.

“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Closing.

“Optionholder” means any Person that holds one or more outstanding Options as of immediately prior to the Closing.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.

“Organizational Documents”) means with respect to any entity, the articles of incorporation, memorandum of association and articles of association, deed of incorporation, certificate of formation or other applicable organizational, constitutional or charter documents relating to the creation, organization or incorporation of such entity, and the bylaws, operating agreement, memorandum of association and articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.

“Other Indemnitor” has the meaning set forth in Section 5.2(c).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Parties.

“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.

“Party” has the meaning set forth in the preface of this Agreement.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” shall have the meaning set forth in Section 5.14.

“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.

“Permitted Liens” means, collectively, (a) statutory Liens for current Taxes not yet due or payable, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Latest Balance Sheet, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).

“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address' retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.

“Pre-Closing Income Tax Matter” has the meaning set forth in Section 5.5(g)(i).

“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.

“Pre-Closing Tax Period” means any taxable period that ends on or prior to the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section 5.5(a)(i).

“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.

“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or Data.

“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification.

“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.

“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Pro Rata Portion” means the percentage obtained by dividing (a) the number of eCivis Shares owned by an eCivis Holder as of the Closing Date (including any eCivis Shares issued or issuable upon the exercise of Options), by (b) the total number of eCivis Shares issued and outstanding as of immediately prior to the Closing (including any eCivis Shares issued or issuable upon the exercise of Options).

“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.

“Proxy Statement” has the meaning set forth in Section 4.7(b).

“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.

“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.5(a).

“Purchase Price Dispute Notice” has the meaning set forth in Section 1.5(c).

“Purchase Price Escrow Account” has the meaning set forth in Section 1.7.

“Purchase Price Escrow Amount” has the meaning set forth in Section 1.7.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC under the Securities Act with respect to shares of GTY Common Stock to be issued in connection with the Transaction.

“Remaining Stockholder” has the meaning set forth in Section 4.12.

“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.

“Reviewed Financial Statements” has the meaning set forth in Section 2.6(a).

“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.

“S Corporation Returns” has the meaning set forth in Section 5.5(a)(i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Security Breach” means breach, security breach, or breach of Personal Information or Data under applicable Laws.

“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.

“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.

“Signing Form 8-K” has the meaning set forth in Section 4.7(a).

“Signing Press Release” has the meaning set forth in Section 4.7(a).

“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.

“Stock Incentive Plans” mean the 2017 Equity Incentive Plan of the Company and the eCivis 2005 Stock Incentive Plan.

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Tax” (and with the correlative meanings, “Taxes”, “Taxable,” and “Taxing”) means any U.S. federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, unclaimed or abandoned property or escheat, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, governmental fee or other like assessment or charge in the nature of a tax imposed by a Governmental Body, together with all interest, penalties, additions to tax and additional amounts imposed by a Governmental Body with respect thereto.

“Tax Contest” has the meaning set forth in Section 5.5(g)(i).

“Tax Refund” has the meaning set forth in Section 5.5(f)(i).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body.

“Tax Sharing Agreement” means any written agreement, the principal purpose of which is to obligate any Company Party to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.

“Tax Treatment” has the meaning set forth in Section 5.5(i).

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third Party Claim” has the meaning set forth in Section 7.3(b).

“Threshold” has the meaning set forth in Section 7.2(b).

“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements.

“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by eCivis Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers). Notwithstanding anything in this Agreement to the contrary, Transaction Expenses shall exclude all Taxes.

“Transfer Taxes” has the meaning set forth in Section 5.5(e).

“Trust Account” has the meaning set forth in Section 3.8.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.

“WARN Act” has the meaning set forth in Section 2.15(d).

ARTICLE 10

MISCELLANEOUS

10.1         Fees and Expenses. Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.

10.2         Press Releases and Public Announcements. Except as may be required by applicable Law or provided herein (including under Section4.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

10.3         Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

10.4         Successors; Assignment; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement. Except the indemnified parties with respect to Section 5.2 and the eCivis Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement

10.5         Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.

10.6         Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.7         Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to eCivis Holders or the	Kirk Fernandez
Company Parties, then to eCivis	901 Bringham Ave.
Holders’ Representative:	Los Angeles, CA 90049
Facsimile: (310) 694-9806
Email: kirk@fernandezholdings.com

with a copy to:	LKP Global Law, LLP
1901 Avenue of the Stars, Suite 480
Los Angeles, CA 90067
Attention: Young Jun Kim, Esq.
Email: ykim@lkpgl.com
Facsimile No. :(424) 239-1882

If to GTY, Merger Sub or the	Harry You
Surviving Company:	1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Email: Harry@gtytechnology

Copy to:	Winston & Strawn LLP
200 Park Avenue
New York, NY 10166-4193
Attention: Joel L. Rubinstein, Esq.
Jason D. Osborn, Esq.
Facsimile: (212) 294-5336
Email: JRubinstein@winston.com
JOsborn@winston.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.8         Governing Law. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

10.9         Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.10         Specific Performance. Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

10.11         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.

10.12         Construction. The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

10.13         Currency. All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.

10.14         Waiver of Jury Trial. Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.

10.15         Exclusive Venue. The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.

10.16         Trust Account Waiver. Each of the Company and the eCivis Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the eCivis Holders’ Representative, for itself and the affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever.

10.17         Non-Recourse. This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the eCivis Holders) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.

10.18         eCivis Holders’ Representative.

(a)          Each eCivis Holder shall be deemed to have appointed Kirk Fernandez (“eCivis Holders’ Representative”) to serve as eCivis Holders’ Representative for and on behalf of eCivis Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the eCivis Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of eCivis Holders’ Representative for the accomplishment of the foregoing. More specifically, eCivis Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each eCivis Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each eCivis Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such eCivis Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to eCivis Holders’ Representative. eCivis Holders’ Representative shall be authorized to take all actions on behalf of eCivis Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the eCivis Holders. No bond shall be required of eCivis Holders’ Representative, and eCivis Holders’ Representative shall receive no compensation for its services. Notices or communications to or from eCivis Holders’ Representative shall constitute notice to or from each eCivis Holder.

(b)          eCivis Holders’ Representative shall not be liable for any act done or omitted hereunder as eCivis Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The eCivis Holders shall severally indemnify eCivis Holders’ Representative and hold eCivis Holders’ Representative harmless against any Adverse Consequences incurred without gross negligence or willful misconduct on the part of eCivis Holders’ Representative and arising out of or in connection with the acceptance or administration of eCivis Holders’ Representative’s duties hereunder.

(c)          A decision, act, consent or instruction of eCivis Holders’ Representative shall constitute a decision of all eCivis Holders and shall be final, binding and conclusive upon all eCivis Holders. GTY is hereby entitled to rely on all statements, representations and decisions of eCivis Holders’ Representative and shall have no liability to the Company Parties, eCivis Holders and eCivis Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of eCivis Holders’ Representative.

(d)          eCivis Holders’ Representative, for himself only, represents and warrants that eCivis Holders’ Representative has the legal capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by eCivis Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of eCivis Holders’ Representative, enforceable against eCivis Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

10.19         Waiver of Conflicts. Recognizing that LKP Global Law, LLP (“LKP”) has acted as legal counsel to the Company Parties, certain of the direct and indirect holders of shares of Capital Stock of the Company and certain of their respective Affiliates prior to date hereof, and that LKP intends to act as legal counsel to certain of the direct and indirect holders of shares of Common Stock and their respective Affiliates (which will no longer include the Company Parties) after the Closing, each of GTY, Merger Sub and the Company hereby waive, on its own behalf and agrees to cause its Affiliates, Holdings, the Surviving Corporation and their Subsidiaries to waive, any conflicts that may arise in connection with LKP representing any direct or indirect holders of the shares of Capital Stock of the Company or their Affiliates after the Closing as such representation may relate to GTY, Merger Sub, Holdings, the Company, the Surviving Corporation and their Subsidiaries or the Transaction. In addition, all communications involving attorney-client confidences between direct and indirect holders of shares of Capital Stock of the Company, the Company Parties and their respective Affiliates, on the one hand, and LKP, on the other hand, relating to the negotiation, documentation and consummation of the Transaction shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Company, GTY, Holdings, the Surviving Corporation or their respective Subsidiaries). Accordingly, GTY, Holdings, the Surviving Corporation and their Subsidiaries shall not have access to any such communications or to the files of LKP relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its Subsidiaries shall be a holder thereof, (b) to the extent that files of LKP in respect of such engagement constitute property of the client, only the direct and indirect holders of shares of Capital Stock of the Company and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall hold such property rights and (c) LKP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its Subsidiaries by reason of any attorney-client relationship between LKP and the Company or any of its Subsidiaries or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between the GTY, the Surviving Company and the Company and their respective Affiliates, on the one hand, and a third party other than the eCivis Holders (solely in their capacity as equityholders of the Company), on the other hand, GTY, the Surviving Company and the Company and their respective Affiliates may assert the attorney-client privilege with respect to such information, files and communications to prevent disclosure of confidential communications to such third party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

ECIVIS INC.

By:	/s/ James Ha
Name: James Ha
Title: Chief Executive Officer

GTY TECHNOLOGY HOLDINGS INC.

By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

GTY EC MERGER SUB, INC.

By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

KIRK FERNANDEZ, as eCivis Holders’ Representative

By:	/s/ Kirk Fernandez
Name: Kirk Fernandez

[Signature Page to Agreement and Plan of Merger]